14045286

SECURITIES AND EXCHANGE COMMISSION

SEC Mail Processing Section

JUN 02 2014

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68226

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Avendus Capital, Inc

OFFICIAL USE ONLY
FIRM ID. NO. 150160

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue 12th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Puneet Shivam, Executive Director (646) 707-0789
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Puneet Shivam, Executive Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Avendus Capital, Inc. (Company), as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY JOYCE MARTINEZ
Notary Public - State of New York
NO. 01MA6264166
Qualified in Richmond County
My Commission Expires 6/25/2016

Puneet Shivam, Executive Director

Sworn and subscribed to before me this 30th day of May, 2014.

This report** contains (check all applicable boxes):			Page
		Report of Independent Registered Public Accounting Firm	1 – 2
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	3
(x)	(c)	Statement of Operations and Other Comprehensive (Loss).	4
(x)	(d)	Statement of Changes in Stockholder's Equity.	5
(x)	(e)	Statement of Cash Flows.	6
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	7 – 10
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	11
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	12
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	13 - 14
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	15 - 16

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AVENDUS CAPITAL INC.

(SEC I.D. No. 8-68226)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED MARCH 31, 2014

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Avendus Capital, Inc.

March 31, 2014

Table of Contents

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Avendus Capital, Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of Avendus Capital, Inc., (the Company) which comprise the statement of financial condition as of March 31, 2014, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avendus Capital, Inc. as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 11 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 11 is fairly stated in all material respects in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
May 28, 2014

AVENDUS CAPITAL INC.
BALANCE SHEET
MARCH 31, 2014

ASSETS

Cash	$	285,994
Accounts receivable		8,000
Due from parent company		177,559
Prepaid taxes		48,131
Prepaid expenses		24,179
Foreign tax refund receivable		389,712
Property and equipment, net		33,857
Deferred tax benefits		374,400
Security deposits		92,055
Total Assets	$	1,433,887

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	28,591
Corporate taxes payable		1,551
Deferred rent payable		25,315
Total Liabilities		55,457
Contingencies		-
Stockholder's Equity		
Common stock - $0.01 par value		
1,000,000 authorized;		
700,000 issued and outstanding		7,000
Additional paid-in-capital		1,393,000
Retained earnings		(21,570)
Total Stockholder's Equity		1,378,430
Total Liabilities and Stockholder's Equity	$	1,433,887

The accompanying notes are an integral part of these financial statements.

AVENDUS CAPITAL INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2014

Revenues:		
Fees	$	3,092,373
Interest income		123
Total Revenues		3,092,496
Costs and Expenses:		
Management fees and expenses to Avendus Capital Private, Ltd.		971,454
Professional fees		201,443
Advertising		35,000
Depreciation		8,709
Occupancy costs		175,213
Brokerage registrations and fees		21,561
Salary - executive director		555,242
Salaries and wages		478,034
Payroll taxes and fringes		112,002
Insurance		4,388
Office supplies and expense		62,095
Telephone		30,747
Travel and entertainment		107,146
Total Operating Expenses		2,763,034
Net Income Before Taxes		329,462
Provision for taxes-current		152,761
Provision for taxes-deferred		28,000
Net Income	$	148,701
Other Comprehnsive income		
Loss on foreign currency translation, net of tax benefits	$	(59,013)

The accompanying notes are an integral part of these financial statements.

AVENDUS CAPITAL INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2014

Cash flows provided by operating activities:		
Net Income	$	148,701
Depreciation		8,709
Amortization of deferred taxes		(10,400)
Loss on foreign currency, net of tax benefits		(59,013)
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in due from parent company		107,097
Decrease in accounts receivable		14,282
Decrease in foreign tax receivable		68,411
(Increase) in prepaid expenses		(24,179)
(Increase) in prepaid income taxes		(48,131)
(Decrease) in accounts payable and accrued expenses		(6,755)
(Decrease) in deferred rent payable		(9,206)
(Decrease) in corporate taxes payable		(46,977)
Net cash provided by operating activities		142,539
Cash flows provided by investing activities:		-
Cash flows provided by financing activities:		-
Net increase in cash		142,539
Cash at beginning of year		143,455
Cash at end of year	$	285,994

The accompanying notes are an integral part of these financial statements.

AVENDUS CAPITAL INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2014

	Common Stock	Additional paid-in-capital	Retained earnings	Total Stockholder's Equity
Balances, April 1, 2013	$ 7,000	$ 1,393,000	$ (111,258)	$ 1,288,742
Net Income	-	-	148,701	148,701
Other Comprehensive Loss Loss on foreign currency transaltion net on tax benefit	-	-	(59,013)	(59,013)
Balances, March 31, 2014	$ 7,000	$ 1,393,000	$ (21,570)	$ 1,378,430

The accompanying notes are an integral part of these financial statements.

AVENDUS CAPITAL INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2014

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Avendus Capital Inc. is a Delaware Corporation formed on December 21, 2007, and is the wholly owned subsidiary of Avendus Capital Private Limited, located in India. Avendus Capital Private Limited is referred herein as the Parent or Parent Company.

The Parent Company acquired all of the issued and outstanding stock of Avendus Capital Inc. referred herein as the Subsidiary Company or Subsidiary or Development Stage Enterprise or Company in July 2008, and made a capital contribution of $400,000 in August, 2008, and an additional amount of $1,000,000 in December, 2009.

The Subsidiary Company (Avendus Capital, Inc.) commenced operations as a Broker/Dealer on September 28, 2010, with its membership approved on September 28, 2010, by the Financial Industry Regulatory Authority (FINRA). The presentation of its financial statements are in conformity with accounting principles generally accepted in the United States of America, and these statements reflect the accepted principles that apply to the development stage subsidiary (December, 2007 through September, 2010) of the operating Parent.

The Company earns revenues consisting of fees from consulting and investment banking.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Accounts Receivable

The accounts receivable consists of $8,000 represents advisory fees.

Due from Parent Company

The receivable consists of $177,559 from Avendus Capital Private, Limited (Parent Company) from revenues earned and expense reimbursements incurred per an intercompany service agreement dated on October 1, 2010 and currently in effect.

Foreign Tax Refund Receivable

The tax refund is a receivable of $389,712 from the government of India, and represents a 10% tax on payments or remittances from the (Parent Company). Avendus Capital Private, Limited (Parent) in behalf of Avendus Capital Inc. (Subsidiary) and the management of Avendus Capital, Inc.'s management have both represented that the refund will be made, but cannot determine the date that payment is expected.

Deferred Tax benefits

The deferred tax benefits represent the amortization of start-up costs of $1,024,065 over 15 years resulting in a tax deduction of $68,271 per year and a tax benefit of $28,000 per year creating a temporary timing difference of the tax benefit. The unamortized tax benefit at March 31, 2014 is $364,000.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the balance sheet, and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Assets and Liabilities

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles, and the carrying values approximate fair value at current market rates.

Cash

The Company maintains its accounts at Citibank and the amount is fully insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). There are times when the cash balances exceed $250,000. The cash balance including the Security deposit, at Citibank at March 31, 2014 was $378,049. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum.

Start-Up Expenses

The Company had been a "Developmental Stage Enterprise" until September 28, 2010 and the "Start-Up" Expenses have been written off as an expense in accordance with accounting principles generally accepted in the United States. These expenses are being amortized for income tax purposes at $68,572 a year through September 30, 2025 resulting in a tax benefit to the Company of approximately $364,000 as of March 31, 2014.

Property and Equipment

The Company's property and equipment consists of office furniture, fixtures and leasehold improvements. The cost of office furniture, equipment, and leasehold improvements at March 31, 2014, was $31,797 and $20,842, respectively. Both depreciation expense and accumulated depreciation on a GAAP basis (5-7 years straight line) was $8,709 and $18,782, respectively.

NOTE 3 – RISKS AND UNCERTAINITIES

Risks

The Company is subject to substantial risks from, among other things, changes in the economic climate and its effect on prospective clients and their need for capital or financial advisory services offered by Avendus Capital Inc., rapidly changing customer requirements, limited operating history, and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in an additional loss to the Company but that will only be resolved when one or more future events occur or fail to occur. The Company's management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies, there are no legal

proceedings that are pending against the Company or unasserted claims that may result in such proceedings. If the assessment of a contingency indicates that it is probable and that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. There are no such accruals on these financial statements.

NOTE 4 – ORGANIZATION EXPENSES

The Company incurred "Organization Expenses" of $2,924, which has been amortized for income tax purpose over five years.

NOTE 5 – INCOME TAXES

Deferred tax benefits and deferred rent payable are included in the financial statements. The amortization of these deferred assets and liabilities are recorded as prescribed in FASB ASC 740-10-1 through 25, (formerly SFAS No. 109), "Accounting for Income Taxes". The Provision for current year taxes is as follows:

Federal	$	92,200
NYS		26,700
NYC		30,200
NJ & Delaware		3,661
	$	152,761

NOTE 6 – DEFERRED RENT

The Company has a total future lease commitment on 499 Park Avenue in the amount of approximately $508,800 at March 31, 2014. The Company, however, received free rent for the first three months of the lease. The free rent resulted in a deferred rent liability of $25,315 at March 31, 2014, which is being amortized over the term of the lease (60 months), including renewals.

NOTE 7 – LEASE COMMITMENT

The Company relocated their office to 499 Park Avenue in New York City. The lease term is five years, including a one year option to renew, expiring on December 7, 2016. The lease calls for rent and utilities of $15,342 per month, plus escalations.

NOTE 8 – SECURITY DEPOSIT

The lease deposit at March 31, 2014 was $92,055 and is in the form of "Restricted Cash" in a certificate of deposit at Citibank.

NOTE 9 - EARNINGS PER SHARE

The Company uses FASB ASC 260-10, (formerly SFAS No. 128), "Earnings per Share," for calculating the basic and diluted earnings (loss) per share. Basic earnings (loss) per share are computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding.

Diluted earnings per share are computed similar to basic earnings per share except that the denominator is increased to include common stock equivalents, if any, as if the potential common shares had been issued. There are no common stock equivalents, therefore either basic or diluted income per share are the same and calculated at $.171 per share.

NOTE 10 – COMPREHENSIVE INCOME (LOSS)

The Company complies with FASB ASC 220-10-45-3 and 45-5 (formerly SFAS No. 130. Reporting Comprehensive Income, Paragraphs 9 and 14) which requires comprehensive income to be reported when a company presents a full set of financial statements that report financial position, results of operations, and cash flows. Comprehensive income refers to net income plus other comprehensive income that are reported as separate components of shareholders' equity. There was a comprehensive loss during the current year resulting from the Indian rupee loss against the US dollar loss as follows:

Foreign tax receivable before conversion	$	458,122
Loss on currency exchange		(68,410)
Foreign tax receivable after conversion	$	389,712

Loss on foreign exchange	$	68,410
Deferred tax benefit		(9,397)
Comprehensive loss on currency valuation	$	59,013

NOTE 11 – FAIR VALUE MEASUREMENT

The Company complies with FASB ASC 820-5-1(formerly SFAS No. 157) in determining the value of monetary assets. The Company complies with the reporting requirements of FASB ASC 820-5, but does not have any cash equivalents or other monetary assets.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company provided services per an "Intercompany Services Agreement" dated October 10, 2010, and recorded $2,110,220 in revenues for the fiscal year ended March 31, 2014.

NOTE 13 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 28, 2014, which is the date the financial statements were available to be issued. There were no occurrences that required additional disclosure.

AVENDUS CAPITAL INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2014

NET CAPITAL:	
Total stockholder's equity	$ 1,378,430
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	(8,000)
Due from parent company	(177,559)
Foreign tax refund receivable	(389,712)
Prepaid taxes	(48,130)
Prepaid expenses	(24,179)
Furniture and equipment	(33,857)
Deferred tax benefits	(374,400)
Security deposits	(92,055)
Net capital before haircuts on securities positions	230,538
Haircuts on securities positions	-
Net Capital	$ 230,538
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 28,591
Corporate taxes payable	1,551
Deferred rent payable	25,315
Total Aggregate indebtedness	55,457
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 225,538
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 224,538
Ratio: Aggregate indebtedness to net capital is	24.06%

The difference between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of March 31, 2014 is attributable to the following:

Net capital was reported by Company	$ 246,767
Adjustment of non-allowable assets	(1,896)
Adjustment of retained earnings	(14,333)
Net capital per audited report	$ 230,538

AVENDUS CAPITAL INC.
Information Relating to the Possession or Control Requirements
Under Sec. 240.15c3-3
March 31, 2014

Schedule II

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph k(2)(i) of the rule.

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants Agreed-Upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7)

To the Board of Directors of
Avendus Capital, Inc.
499 Park Avenue
12th Floor
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014, which were agreed to by Avendus Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Avendus Capital, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Avendus Capital, Inc.'s management is responsible for the Avendus Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
May 28, 2014

Registered with the Public Company Accounting Oversight Board
Member: American Institute of Certified Public Accountants

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g) (1)

To the Board of Directors of
Avendus Capital, Inc.

In planning and performing our audit of the financial statements of Avendus Capital, Inc. (the "Company"), as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
May 28, 2014

SIPC-7 (33-REV 7/10)	SECURITIES INVESTOR PROTECTION CORPORATION P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	SIPC-7 (33-REV 7/10)

For the fiscal year ended March 31, 20 14

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068226 FINRA MAR

Avendus Capital, Inc.

499 Park Aveenue, 12th Floor

New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Beaton, 603-379-2478

2. A.	General Assessment (item 2e from page 2)	$7728
B.	Less payment made with SIPC-6 filed (exclude interest) 01-27-2014 Date Paid	(3676)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	4052
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$4052
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) — $4052	
H.	Overpayment carried forward — $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Avendus Capital, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 30 day of May, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 20 13
and ending March 31, 20 14
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3092496
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for Dollar expense reimbursement income	1110
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1110
2d. SIPC Net Operating Revenues	$ 3091386
2e. General Assessment @ .0025	$ 7728
	(to page 1, line 2.A.)